Exhibit 99.1

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2023	2023
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$259,328	$239,473
Other receivables, net	1,500,332	5,500,332
Prepayments	8,869,509	10,307,226
Total current assets	10,629,169	16,047,031

NON-CURRENT ASSETS
Plant and equipment, net	10,428	17,028
Intangible assets, net	19,386,083	13,966,083
Right-of-use asset	158,251	-
Prepayments - non-current	1,723	12,061
Total non-current assets	19,556,485	13,995,172

Total assets	$30,185,654	$30,042,203

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$3,270,945	$3,270,945
Other payables and accrued liabilities	2,545,232	1,474,823
Other payables - related parties	731,216	580,000
Lease liability - current	141,838	-
Convertible notes payable, net of debt issuance costs of $27,716	1,072,284	-
Total current liabilities	7,761,515	5,325,768

NON-CURRENT LIABILITIES:
Lease liability - non-current	59,520	-
Total non-current liabilities	59,520	-

Total liabilities	7,821,035	5,325,768

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Class A ordinary shares, $0.04 par value, 700,000,000 shares authorized, 50,011,012 and 14,991,012 shares issued and outstanding as of December 31, 2023 and June 30, 2023, respectively*	2,000,440	599,640
Class B ordinary shares, $0.04 par value, 100,000,000 shares authorized, 1,200,000 shares issued and outstanding as of December 31, 2023 and June 30, 2023*	48,000	48,000
Additional paid-in-capital	228,331,790	213,146,190
Deferred stock compensation	(1,671,330)	(3,857,367)
Accumulated deficit	(206,344,281)	(185,220,028)
Total shareholders’ equity	22,364,619	24,716,435

Total liabilities and shareholders’ equity	$30,185,654	$30,042,203

*	Giving retroactive effect to the 40-for-1 reverse share split on September 26, 2022 and the alteration of the authorized issued share capital from ordinary shares into Class A and Class B ordinary shares on March 24, 2023

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Six Months Ended December 31,
	2023	2022
REVENUE	$1,060,442	$-

COST OF REVENUE	793,400	-

GROSS PROFIT	267,042	-

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(3,626,787)	(9,899,408)
PROVISION FOR EXPECTED CREDIT LOSSES	(15,786,550)	(1,880,986)
RESEARCH AND DEVELOPMENT EXPENSES	-	(121,580)
STOCK COMPENSATION EXPENSE	(2,192,437)	(273,118)

LOSS FROM OPERATIONS	(21,338,732)	(12,175,092)

OTHER INCOME (EXPENSE), NET
Other income, net	333,333	-
Amortization of debt issuance costs	(72,284)	-
Finance expense	(46,570)	(2,120)
TOTAL OTHER INCOME (EXPENSE), NET	214,479	(2,120)

LOSS BEFORE PROVISION FOR INCOME TAXES	(21,124,253)	(12,177,212)

PROVISION FOR INCOME TAXES	-	-

NET LOSS	$(21,124,253)	$(12,177,212)

LOSS PER CLASS A and CLASS B ORDINARY SHARE
Weighted average number of shares*
Basic and diluted	24,486,243	150,146

Loss per share - basic and diluted*
Basic and diluted	$(0.86)	$(81.10)

*	Giving retroactive effect to the 40-for-1 reverse share split on September 26, 2022 and the alteration of the authorized issued share capital from ordinary shares into Class A and Class B ordinary shares on March 24, 2023

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

	For the Six Months Ended December 31, 2023
	Class A Ordinary shares*		Class B Ordinary shares*		Additional	Deferred
	Number	Par	Number	Par	paid-in	share	Accumulated
	of shares	amount	of shares	amount	capital	compensation	deficit	Total
Balance, June 30, 2023	14,991,012	$599,640	1,200,000	$48,000	$213,146,190	$(3,857,367)	$(185,220,028)	$24,716,435
Sale of ordinary shares	4,620,000	184,800	-	-	1,195,200	-	-	1,380,000
Ordinary shares issued for acquisition of intangible assets	24,000,000	960,000	-	-	6,240,000	-	-	7,200,000
Ordinary shares issued for acquisition of concert cooperation rights	6,400,000	256,000	-	-	7,744,000	-	-	8,000,000
Stock compensation expense	-	-	-	-	6,400	2,186,037	-	2,192,437
Net loss	-	-	-	-	-	-	(21,124,253)	(21,124,253)
Balance, December 31, 2023 (Unaudited)	50,011,012	$2,000,440	1,200,000	$48,000	$228,331,790	$(1,671,330)	$(206,344,281)	$22,364,619

	For the Six Months Ended December 31, 2022
	Class A Ordinary shares*		Class B Ordinary shares		Additional	Deferred
	Number	Par	Number	Par	paid-in	share	Accumulated
	of shares	amount	of shares	amount	capital	compensation	deficit	Total
Balance, June 30, 2022	4,819,700	$192,788	-	$-	$195,654,317	$(32,978)	$(147,370,363)	$48,443,764
Sale of units	1,750,000	70,000	-	-	4,948,985	-	-	5,018,985
Sale of ordinary shares	1,200,000	48,000	-	-	1,452,000	-	-	1,500,000
Ordinary shares issued for compensation	1,800,000	72,000	-	-	1,269,000	(1,101,000)	-	240,000
Forfeiture of unvested restricted ordinary shares	-	-	-	-	(12,458)	12,458	-	-
Stock compensation expense	-	-	-	-	-	33,118	-	33,118
Net loss	-	-	-	-	-	-	(12,177,212)	(12,177,212)
Balance, December 31, 2022 (Unaudited)	9,569,700	$382,788	-	$-	$203,311,844	$(1,088,402)	$(159,547,575)	$43,058,655

*	Giving retroactive effect to the 40-for-1 reverse share split on September 26, 2022 and the alteration of the authorized issued share capital from ordinary shares into Class A and Class B ordinary shares on March 24, 2023

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended December 31,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(21,124,253)	$(12,177,212)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for expected credit losses	15,786,550	1,880,986
Depreciation	6,600	6,600
Amortization of intangible assets	1,780,000	2,707,364
Amortization of right of use asset	39,941	-
Stock compensation expense	2,192,437	273,118
Amortization of debt issuance costs	72,284	-
Changes in operating assets and liabilities
Other receivables	(11,786,550)	6,818,718
Prepayments	9,448,055	(5,212,386)
Accounts payable	-	(500,000)
Lease liabilities	3,166	-
Other payables and accrued liabilities	1,070,409	(212,003)
Net cash used in operating activities	(2,511,361)	(6,414,815)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from related parties	151,216	317,116
Proceeds from a convertible note, net of debt issuance costs	1,000,000	-
Proceeds from sale of units, net of offering costs	-	5,018,985
Proceeds from sale of ordinary shares, net of offering costs	1,380,000	1,500,000
Net cash provided by financing activities	2,531,216	6,836,101

NET CHANGE IN CASH AND CASH EQUIVALENTS	19,855	421,286

CASH AND CASH EQUIVALENTS, beginning of period	239,473	872,313

CASH AND CASH EQUIVALENTS, end of period	$259,328	$1,293,599

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	$-	$-
Cash paid for income tax	$-	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES:
Initial recognition of operating right of use asset and lease liability	$198,192	$-
Ordinary shares issued for prepayments on concert cooperation rights	$8,000,000	$-
Ordinary shares issued for acquisition of intangible assets	$7,200,000	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and description of business

Color Star Technology Co., Ltd. (the “Company” or “Color Star”) is an entertainment and education company which provides online entertainment performances and online music education services via its wholly-owned subsidiary, Color Star DMCC (“DMCC”).

The Company was founded as an unincorporated business on September 1, 2005, under the name TJS Wood Flooring, Inc., and became a C-corporation in the State of Delaware on February 15, 2007. On April 29, 2008, TJS Wood Flooring, Inc. changed its name to China Advanced Construction Materials Group, Inc. (“CADC Delaware”). On August 1, 2013, CADC Delaware consummated a reincorporation merger with its newly formed wholly-owned subsidiary, China Advanced Construction Materials Group, Inc. (“CADC Nevada”), a Nevada corporation, with CADC Delaware merging into CADC Nevada and CADC Nevada being the surviving company, for the purpose of changing CADC Delaware’s state of incorporation from Delaware to Nevada. On December 27, 2018, CADC Nevada was merged with and into China Advanced Construction Materials Group, Inc. (“CADC Cayman”), a Cayman Islands corporation, whereupon the separate existence of CADC Nevada ceased and CADC Cayman continued as the surviving entity. As a result of the reincorporation, the Company is governed by the laws of the Cayman Islands.

On November 22, 2021, Color China changed its name from “Color China Entertainment Limited” to “Color Sky Entertainment Limited.”

CACM Group NY, Inc.

On August 20, 2018, CACM Group NY, Inc. (“CACM”) was incorporated in the State of New York and is 100% owned by the Company. Prior to September 2023, the Company is using CACM as its headquarters and as a holding company in the United States of America. Starting in September 2023, CACM has begun to provide construction management consulting services.

Color Sky

The ongoing COVID-19 pandemic has claimed hundreds of thousands of lives and caused massive global health and economic crisis, while also causing large-scale social and behavioral changes in societies. Online entertainment and online education are experiencing enormous growth which the Company believes will last long after the pandemic. In order to expand the Company’s global reach and to enter into an online business, on May 7, 2020, the Company entered into a Share Exchange Agreement (“Exchange Agreement”) with Color Sky Entertainment Limited (“Color Sky”), a Hong Kong limited company, and shareholders of Color Sky (the “Sellers”), pursuant to which, among other things and subject to the terms and conditions contained therein, the Company acquired all of the outstanding issued shares in Color Sky from the sellers (the “Acquisition”). Pursuant to the Exchange Agreement, in exchange for all of the outstanding shares of Color Sky, the Company agreed to issue 115,834 ordinary shares of the Company and paid an aggregate of $2,000,000 to the Sellers. On June 3, 2020, the Acquisition was consummated and the Company issued 115,834 ordinary shares of the Company to the Sellers and closed on the same date. Since Color Sky had no business operations other than holding a significant collection of music performance specific equipment, the transaction has been treated as an acquisition of assets, as it did not meet the definition of a business. The Company plans to make Color Sky an emerging online performance and online music education provider with a significant collection of performance specific assets -- leveraging professional experience of the Company’s new Chief Executive Officer (“CEO”) who has established good relationships with major record companies, renowned artists and entertainment agencies around the world. Color Sky is in the process of building an online entertainment and music education platform featuring artists and professional producers as its lead instructors. Color Sky officially launched its online cultural entertainment platform, Color World, globally on September 10, 2020. The Color World platform (or online education academy App) has not only celebrity lectures, but also celebrity concert videos, celebrity peripheral products, such as celebrity branded merchandise, and artist interactive communication.

On January 11, 2023, the Company, Color Sky, and Tian Jie (the “Purchaser”), entered into a certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase Color Sky in exchange for no consideration. Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of Color Sky and as a result, assume all assets and liabilities of Color Sky. The Disposition closed on February 3, 2023 after the satisfaction of all closing conditions. The Disposition resulted in the recognition of a loss of $2,844 that is recorded in the accompanying consolidated statements of operations and comprehensive income (loss) in the caption of “other (expense) income, net” during the year ended June 30, 2023. The purpose of the Disposition was to transfer its Color Sky’s existing business from Hong Kong to United Arab Emirates under Color Star DMCC (“DMCC”). As DMCC has significant continuing involvement in its online cultural entertainment platform and the music industry business, this restructuring did not constitute a strategic shift that will have a major effect on the Company’s operations and financial results. Therefore, the results of operations for Color Sky were not reported as discontinued operations under the guidance of Accounting Standards Codification 205.

Modern Pleasure International Limited

On June 18, 2021, Modern Pleasure International Limited (“Modern Pleasure”), a limited liability company, was incorporated in Hong Kong and is wholly established and owned by the Company. On December 16, 2022, Modern Pleasure was dissolved.

Color Metaverse Pte. Ltd.

On February 21, 2022, Color Metaverse Pte. Ltd. (“Color Metaverse”), a private company limited by shares, was incorporated in Singapore and is wholly established and owned by the Company. As of the date of this report, Color Metaverse has not commenced operations.

Color Star Technology Ohio Inc.

On August 11, 2022, Color Star Technology Ohio Inc. (“Color Star Ohio”) was incorporated in the State of Ohio and is 100% owned by the Company. As of the date of this report, Color Star Ohio has not commenced operations.

Color Star DMCC

On January 23, 2023, DMCC was incorporated in the United Arab Emirates with share capital of AED 50,000 divided into 50 Shares of AED 1,000 nominal value and is 100% owned by the Company. DMCC was established to carry out the music industry business in Color Sky after the Disposition.

Model Queen Limited

On August 9, 2023, Model Queen Limited (“Model Queen”) was incorporated in Hong Kong Special Administrative Region and is 100% owned by the Company. As of the date of this report, Model Queen has not commenced operations.

Hainan Yuhai Entertainment Co. Ltd.

On September 14, 2023, Hainan Yuhai Entertainment Co. Ltd. (“Color Star Hainan”) was incorporated in the Hainan Province of the People’s Republic of China (PRC) with registered capital of RMB 5.0 million and is 100% owned by Model Queen. Color Star Hainan was established to carry out the entertainment industry business in PRC. As of the date of this report, Color Star Hainan has not commenced operations.

Note 2 – Summary of significant accounting policies

Going concern uncertainty

The Company had an accumulated deficit of approximately $206.3 million as December 31, 2023 and had a net loss of approximately $21.1 million for the six months ended December 31, 2023. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has incurred recurring operating losses and negative cash flows from operating activities and has an accumulated deficit, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to generate sufficient cash flow within the normal operating cycle of a twelve month period to pay for its future payment obligations, the Company may be required to curtail or cease its operations. Management is trying to alleviate the going concern risk through obtaining additional equity financings to support its working capital. However, there is no assurance that management will be successful in their future plans. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). These unaudited condensed consolidated financial statements include the accounts of all the directly and indirectly owned subsidiaries listed below. All intercompany transactions and balances have been eliminated in consolidation. Interim results are not necessary indicative of results of a full year. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary to give a fair presentation have been included. The information in this Form 6-K should be read in conjunction with information in the annual report for the fiscal year ended June 30, 2023 on Form 20-F filed with the SEC on November 14, 2023.

Principles of consolidation

The unaudited condensed consolidated financial statements reflect the activities of the following subsidiaries. All material intercompany transactions and balances have been eliminated.

Subsidiaries	Place incorporated	Ownership percentage
CACM	New York, USA	100%
Color Sky (1)	Hong Kong	100%
Modern Pleasure (2)	Hong Kong	100%
Color Metaverse	Singapore	100%
Color Star Ohio	Ohio, USA	100%
DMCC	United Arab Emirates	100%
Model Queen Limited	Hong Kong	100%
Color Star Hainan	PRC	100%

(1)	Disposed on February 3, 2023

(2)	Dissolved on December 16, 2022

Use of estimates and assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The significant estimates and assumptions made in the preparation of the Company’s unaudited condensed consolidated financial statements include the allowance for credit losses of accounts receivable and other receivables, stock-based compensation, and fair value and useful lives of property, plant and equipment and intangibles assets. Actual results could be materially different from those estimates.

Revenue recognition

The Company follows the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC 606) to recognize its revenue for all period presented. The core principle underlying this ASU is that the Company recognizes its revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company’s revenue streams to be recognized at a point in time comprise principally of music performance performed or education services provided. The Company’s revenue streams to be recognized over a period of time comprise of its platform subscribed membership fees which is recognized over the subscription period.

The ASU requires the use of a five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. Upon adoption, the Company evaluated its revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and confirmed that there were no material differences in the pattern of revenue recognition.

The Company accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration to collect is substantially probable.

The Company offered the following services:

(a)	Concerts and Entertainment Events

Sale of concerts and entertainment events is accounted for as a single performance obligation which is satisfied at a point in time on the day of the events. All ticket sales are final upon payment.

(b)	Construction Management Consulting Services

Sale of construction management consulting services is accounted for as a single performance obligation which is satisfied at a point in time at the time the services are performed.

As a practical expedient, the Company elects to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.

Information of revenues is as follows:

	For the Six Months Ended December 31,
	2023	2022
	(Unaudited)	(Unaudited)
Concerts and entertainment events	$952,642	$-
Construction management consulting services	107,800	-
Total revenue	$1,060,442	$-

Financial instruments

US GAAP specifies a hierarchy of valuation techniques for determining the fair value of financial instruments and related fair value measurements based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). The valuation hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

The three levels of inputs are defined as follows:

Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument;

Level 3	inputs to the valuation methodology are unobservable.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Cash and cash equivalents

The Company considers all highly liquid investments with the original maturity of three months or less at the date of purchase to be cash equivalents.

Accounts receivable, net

Accounts receivable include receivables from Color World platform subscription fees due from App payment collections agent, net of an allowance for credit losses. Accounts receivable are recorded at subscription fees amount received from the Company’s customers and do not bear interest. Allowance for credit losses for accounts receivables is established based on various factors including historical payments and current economic trends. The Company reviews its allowance for accounts receivable by assessing individual accounts receivable over a specific aging and amount. All other balances are pooled based on historical collection experience. The estimate of expected credit losses is based on information about past events, current economic conditions, and forecasts of future economic conditions that affect collectability. Accounts receivable are written-off on a case by case basis after exhaustive efforts at collection are made, net of any amounts that may be collected.

Other receivables

Other receivables primarily include security deposit and receivables resulted from prepayments for live concert productions, net of an allowance for credit losses. Allowance for credit losses for other receivables is established based on various factors including historical payments and current economic trends. The Company reviews its allowance for other receivables by assessing individual other receivables over a specific aging and amount. All other balances are pooled based on historical collection experience. The estimate of expected credit losses is based on information about past events, current economic conditions, and forecasts of future economic conditions that affect collectability. Other receivables are written-off on a case by case basis after exhaustive efforts at collection are made, net of any amounts that may be collected.

Prepayments, current

Prepayments, current include funds deposited or advanced to outside vendors for future performance obligations, program license fees and service fees. As a standard practice in the music performance industry, many of the Company’s vendors require a certain amount to be deposited with them as a guarantee that the Company will complete its purchases on a timely basis. The Company has legally binding contracts with its vendors, the prepayments will be used to offset performance fees, program license fees, purchase price or service fees, and the amounts are refundable and bear no interest if outside vendors breach the contracts.

Property, plant and equipment, net

Property, plant and equipment are stated at cost or at fair value of the identifiable assets acquired on the acquisition date less accumulated depreciation and impairment loss. Expenditures for maintenance and repairs are charged to operations as incurred while additions, renewals and improvements are capitalized. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method with 0%-5% residual value.

The estimated useful lives of assets are as follows:

Useful life
Office equipment	5 years

Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful lives of the assets. The Company has obtained copyrights to use the online education academy courses for 3 years to unlimited years. The Company amortizes the copyrights with limited useful life over their useful life using the straight-line method and amortizes the copyrights with unlimited useful life over 5 years, which the copyrights are expected to contribute to the revenue of the Company’s online education academy App.

Accounting for long-lived assets

The Company classifies its long-lived assets into: (i) office equipment and (ii) intangible assets.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. It is possible that these assets could become impaired as a result of technological or other industry changes. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

If the value of an asset is determined to be impaired, the impairment to be recognized is measured in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value, less disposition costs.

There were no impairment charges for the six months ended December 31, 2023 and 2022.

Competitive pricing pressures and changes in interest rates could materially and adversely affect the Company’s estimates of future net cash flows to be generated by the long-lived assets, and thus could result in future impairment losses.

Accounts payable

Accounts payable represents royal fees payable to the Company’s vendor which was incurred from the revenues generated of its on-demand contents in the Color World Platform.

Leases

The Company accounts for leases in accordance with ASC 842 “Leases”. Operating lease right-of-use (“ROU”) assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

Leases with an initial term of 12 months or less are not recorded on the balance sheet as operating lease ROU assets and lease liabilities.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Convertible notes

Upon adoption of ASU 2020-06 on July 1, 2021, the elimination of the beneficial conversion feature (“BCF”) and cash conversion models in ASC 470-20 that requires separate accounting for embedded conversion features in convertible instruments results in the convertible debt instruments being recorded as a single liability (i.e., there is no separation of the conversion feature, and all proceeds are allocated to the convertible debt instruments as a single unit of account). Unless conversion features are derivatives that must be bifurcated from the host contracts in accordance with ASC 815-15 or, in the case of convertible debt, if the instruments are issued with a substantial premium, in the latter case, ASC 470-20-25-13 requires the substantial premium to be attributable to the conversion feature and recorded in additional paid-in capital (APIC).

Research and development

Research and development expenses include website or app development expenditure costs, salaries and other compensation-related expenses to the Company’s research and product development personnel and related expenses for the Company’s research and product development team. The Company expenses all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with maintenance of the existing website or app for internal use.

Stock-based compensation

The Company records stock-based compensation expense for employees at fair value on the grant date and recognizes the expense over the employee’s requisite service period. The Company’s expected volatility assumption is based on the historical volatility of the Company’s stock. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination rate. The risk-free interest rate for the expected term of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the Company’s current and expected dividend policy.

The Company records stock-based compensation expense for non-employees at fair value on the grant date and recognizes the expense over the service provider’s requisite service period.

Income taxes

The Company accounts for income taxes in accordance with FASB ASC 740, “Income Taxes,” which requires the Company to use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carry forwards. Under this accounting standard, the effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized.

ASC 740-10, “Accounting for Uncertainty in Income Taxes,” defines uncertainty in income taxes and the evaluation of a tax position as a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. United States federal, state and local income tax returns for the years of 2021 to 2023 are subject to examination by any applicable tax authorities.

Loss per share

The Company reports earnings (loss) per share in accordance with U.S. GAAP, which requires presentation of basic and diluted earnings (loss) per share in conjunction with the disclosure of the methodology used in computing such earnings per share.

Basic loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the year using the two-class method. Using the two class method, net loss is allocated between ordinary shares and other participating securities (i.e. preference shares) based on their participating rights.

Diluted loss per share takes into account the potential dilution that could occur if securities or other contracts, such as warrants, options, restricted stock-based grants and convertible preferred stock, to issue ordinary shares were exercised and converted into ordinary shares. Ordinary share equivalents having an anti-dilutive effect on loss per share are excluded from the calculation of diluted loss per share.

Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase ordinary shares at the average market price during the period. When the Company has a loss, no potential dilutive items are included since they would be antidilutive.

Stock dividends or stock splits are accounted for retroactively if the stock dividends or stock splits occur during the period, or retroactively if the stock dividends or stock splits occur after the end of the period but before the release of the financial statements, by considering it effective as of the beginning of the earliest period presented.

Recent Accounting Pronouncements

In January 2020, the FASB issued ASU 2020-01 to clarify the interaction of the accounting for equity securities under ASC 321 and investments accounted for under the equity method of accounting in ASC 323 and the accounting for certain forward contracts and purchased options accounted for under ASC 815. With respect to the interactions between ASC 321 and ASC 323, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting when applying the measurement alternative in ASC 321, immediately before applying or upon discontinuing the equity method of accounting. With respect to forward contracts or purchased options to purchase securities, the amendments clarify that when applying the guidance in ASC 815-10-15-141(a), an entity should not consider whether upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in ASC 323 or the fair value option in accordance with ASC 825. The ASU is effective for interim and annual reporting periods beginning after December 15, 2020. Early adoption is permitted, including adoption in any interim period. The adoption of this ASU did not have a material effect on the Company’s unaudited condensed consolidated financial statements.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company evaluated the potential impact of adopting this new guidance on its unaudited condensed consolidated financial statements and related disclosures, and believed that the adoption did not have a material effect on the Company’s unaudited condensed consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.

Note 3 – Other receivables, net

Other receivables consisted of the following:

	December 31, 2023	June 30, 2023
	(Unaudited)
Others	$332	$332
Receivables from vendors upon cancellation of concerts	23,286,550	13,000,000
Receivables from transfer of concert cooperation right	1,500,000	-
Other receivables	24,786,882	13,000,332
Allowance for credit losses	(23,286,550)	(7,500,000)
Other receivables, net	$1,500,332	$5,500,332

For the six months ended December 31, 2023 and 2022, the Company recognized $15,786,550 and $0 on provision for allowance on credit losses, respectively.

Movements of allowance for credit losses consisted of the following as of the date indicated:

	December 31, 2023	June 30, 2023
	(Unaudited)
Beginning balance	$7,500,000	$-
Addition	15,786,550	7,500,000
Ending balance	$23,286,550	$7,500,000

Note 4 – Prepayments

Prepayments, current, consisted of the following:

	December 31, 2023	June 30, 2023
	(Unaudited)
Prepayment for live concert productions	$8,848,833	$10,286,550
Prepayment for transportation services	20,676	20,676
Prepayments and advances	$8,869,509	$10,307,226

Prepayments, non-current, consisted of the following:

	December 31, 2023	June 30, 2023
	(Unaudited)
Prepayment for transportation services	$1,723	$12,061

Note 5 – Property, plant and equipment, net

Property, plant and equipment consist of the following:

	December 31, 2023	June 30, 2023
	(Unaudited)
Office equipment	$39,602	$39,602
Less: Accumulated depreciation	(29,174)	(22,574)
Property, plant and equipment, net	$10,428	$17,028

Depreciation expense was $6,600 for the six months ended December 31, 2023 and 2022.

Note 6 – Intangible assets, net

Intangible assets consist of the following:

	December 31, 2023	June 30, 2023
	(Unaudited)
Copyrights of online education academy courses	$23,800,000	$16,600,000
Less: Accumulated amortization	(4,413,917)	(2,633,917)
Intangible assets, net	$19,386,083	$13,966,083

Amortization expense was $1,780,000 and $2,707,364 for the six months ended December 31, 2023 and 2022, respectively.

Note 7 – Related party transactions

Other payables – related parties

Other payables – related party consisted of the following:

Name of Related Party	Relationship	Nature	December 31, 2023	June 30, 2023
			(Unaudited)
Wei Zhang	Chairman of the Board and Director of the Company	Interest-free loan, due on demand	$198,110	$-
Hui Xu	General Manager of CACM	Interest-free loan, due on demand	530,000	580,000
Louis Luo	Director and Chief Executive Officer of the Company	Interest-free loan, due on demand	3,106	-
Total			$731,216	$580,000

Note 8 – Accounts payable

	December 31, 2023	June 30, 2023
	(Unaudited)
Royal fees payable	$3,270,945	$3,270,945

Note 9 – Leases

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty.

In May 2022, the Company entered another lease agreement for office space in New York from July 1, 2022 through June 30, 2023, with a rental fee of $2,886 per month. The Company ended the lease on June 30, 2023

In June 2022, the Company entered another lease agreement for office space in Dubai, United Arab Emirates from July 15, 2022 through July 14, 2023, with a rental fee of $7,829 per month. The Company ended the lease on July 14, 2023. The Company did not recognize the operating lease ROU assets and lease liabilities on the balance sheet as this lease has an initial term of 12 months or less.

In July 2023, the Company entered a lease agreement for office space in Dubai, United Arab Emirates from August 4, 2023 through August 3, 2025, with a rental fee of $8,621 per month. The Company recognized the operating lease ROU assets and lease liabilities on lease inception on August 4, 2023.

The components of the lease expenses consist of the following:

	For Six Months Ended
	December 31, 2023	December 31, 2022
	(Unaudited)	(Unaudited)
Operating lease cost
Lease expenses	$43,107	$-
Lease expenses – short-term	558	63,000
Total lease expenses	$43,665	$63,000

Weighted-average remaining term and discount rate related to leases were as follows:

	As of December 31, 2023	As of June 30, 2023

Weighted-average remaining term
Operating lease	1.59 year	-
Weighted-average discount rate
Operating lease	4.17%	-%

The Company’s commitments for minimum lease payment under these operating leases as of December 31, 2023 are as follows:

Twelve months Ending December 31,	Operating Lease Amount
2024	$146,564
Thereafter	60,350
Total minimum lease payments	206,914
Less: discount	(5,556)
Present value of minimum lease payments	$201,358

Note 10 – Convertible notes payable

On July 11, 2023, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued the Investor an unsecured promissory note on July 11, 2023 in the original principal amount of $1,100,000.00 (the “Note”), convertible into Class A ordinary shares, $0.04 par value per share, of the Company (the “Ordinary Shares”), at the conversion price of $2.00 per shares. The Note bears a simple interest at a rate of 8% per annum. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The Note includes an original issue discount of $80,000 along with $20,000 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note with a gross proceeds of $1,000,000. The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at any time after the date that is six (6) months from the Purchase Price Date by providing the Company with a redemption notice. Redemptions may be satisfied in cash or Ordinary Shares at the Company’s election. However, the Company will be required to pay the redemption amount in cash, in the event there is an Equity Conditions Failure. If Company chooses to satisfy a redemption in Ordinary Shares, such Ordinary Shares shall be issued at the Conversion Price.

As of December 31, 2023, the Note, net of debt issuance costs of $27,716, balance amount to $1,072,284. Interest expense of the Note was $42,289 and amortization of debt issuance costs was $72,284 for the six months ended December 31, 2023.

Note 11 – Income taxes

(a) Corporate income tax

Color Star

Under the current laws of the Cayman Islands, Color Star is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

CACM

CACM is organized in the New York State in the United States. CACM had no taxable income for the U.S. income tax purposes for the six months ended December 31, 2023 and 2022. The applicable tax rate is 21.0% for federal and 7.3% for New York State with an effective tax rate of 26.8%.

Color Star Hainan

Color Star Hainan is incorporated in the PRC and is subject to PRC Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant PRC tax laws. The applicable tax rate is 25.0% in PRC, but the tax rate could be reduced to 15% for qualified enterprises which are engaged in industries encouraged by the PRC government (e.g. New/high Tech Enterprises and certain integrated circuits production enterprises). Tax holiday is also offered to enterprises engaged in encouraged industries. Other CIT incentives are also available for tax resident enterprises in PRC.

Color Metaverse

Color Metaverse are incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of approximately the first $8,000 (SGD 10,000) taxable income and 50% of the next approximately $0.1 million (SGD 190,000) taxable income are exempted from income tax.

Color DMCC

Color DMCC are incorporated in United Arab Dirham and is subject to United Arab Dirham Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant United Arab Dirham tax laws. The applicable tax rate is 9% in the amount of taxable income above approximately $0.1 million (AED 375,000) and taxable income below approximately $0.1 million (AED 375,000) are exempted from income tax.

Income (loss) before provision for income taxes consisted of:

	For the Six Months Ended December 31, 2023	For the Six Months ended December 31, 2022
	(Unaudited)	(Unaudited)
Cayman	$(3,370,210)	$(4,808,241)
United States	(237,063)	(168,673)
Hong Kong	-	(7,200,298)
Dubai	(17,516,926)	-
PRC	(54)	-
Loss before provision for income taxes	$(21,124,253)	$(12,177,212)

Significant components of deferred tax assets were as follows:

	December 31, 2023	June 30, 2023
Deferred tax assets
Net operating loss carryforward in the U.S.	629,483	576,046
Net operating loss carryforward in the United Arab Emirates	3,468,411	1,891,888
Net operating loss carryforward in PRC	14	-
Valuation allowance	(4,097,908)	(2,467,934)
Total net deferred tax assets	$-	$-

As of December 31, 2023 and June 30, 2023, CACM and Color Star Ohio’s net operating loss carry forward for the U.S. income taxes was approximately $2.3 million and $2.1 million, receptively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years but limited to 80% use per year. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in the U.S. If the Company is unable to generate taxable income in its United States operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $629,000 and $576,000 related to its U.S. operations as of December 31, 2023 and June 30, 2023, respectively.

As of December 31, 2023 and June 30, 2023, Color Star DMCC’s net operating loss carry forward for the United Arab Emirates income taxes was approximately $38.5 million and $21.0 million, receptively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in United Arab Emirates. If the Company is unable to generate taxable income in its United Arab Emirates operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $3.5 million and $1.9 million related to its United Arab Emirates operations as of December 31, 2023 and June 30, 2023, respectively.

As of December 31, 2023 and June 30, 2023, Color Sky Hainan’s net operating loss carry forward for the PRC income taxes was $54 and $0, receptively. The net operating loss carry forwards are available to reduce future years’ taxable income for no longer than five years starting from the year subsequent to the year in which the loss was incurred. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history in PRC. If the Company is unable to generate taxable income in its PRC operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of $14 and $0 related to its PRC operations as of December 31, 2023 and June 30, 2023, respectively.

Changes in the valuation allowance for deferred tax assets increased by $1,629,974 from $2,467,934 on June 30, 2023 to $4,097,908 on December 31, 2023. Changes in the valuation allowance for deferred tax assets decreased by $9,248,767 from $11,716,701 on June 30, 2022 to $2,467,934 on June 30, 2023.

(b) Uncertain tax positions

There were no uncertain tax positions as of December 31, 2023 and June 30, 2023, and management does not anticipate any potential future adjustments which would result in a material change to its tax positions. For the six months ended December 31, 2023 and 2022, the Company did not incur any tax related interest or penalties.

Note 12 – Shareholders’ equity

Shares Reverse Split

On March 10, 2022, the Board of Directors of the Company approved the 40-for-1 reverse share split of its ordinary shares in accordance with Cayman law and on April 11, 2022, the Company’s shareholders approved the proposal to implement a reverse share split of the Company’s ordinary shares, par value US$0.001 per share, including the Company’s ordinary shares reserved for issuance (the “Original Ordinary Shares”), at a ratio of forty (40)-for-one and at a time during the following six months to be determined by further action of our Board of Directors (or not at all in the determination of the Board of Directors during the same period), such that each 40 Original Ordinary Shares shall be consolidated into one ordinary share of the Company, par value US$0.04 (the “Adjusted Ordinary Shares”), and that the authorized share capital of the Company is consolidated from US$800,000 divided into 800,000,000 Original Ordinary Shares to US$800,000 divided into 20,000,000 Adjusted Ordinary Shares. The Company’s shareholders also approved the proposal to increase the authorized share capital of the Company at a time during the following six months to be determined by further action of the Company’s Board of Directors (or not at all in the determination of the Board of Directors during the same period) from US$800,000 divided into 20,000,000 Adjusted Ordinary Shares to US$32,000,000 divided into 800,000,000 Adjusted Ordinary Shares by the creation of an additional 780,000,000 Adjusted Ordinary Shares to rank pari passu in all respects with the Adjusted Ordinary Shares existing upon approval of the Reverse Split Proposal. The increase in authorized shares and shares reverse split became effective on September 26, 2022. All share amounts have been retroactively restated to reflect increase in authorized shares and shares reverse split. Upon execution of the 40-for-1 reverse share stock split, the Company recognized additional 25,756 ordinary shares due to round up adjustment.

Share Capital Amendment

On March 24, 2023, the Shareholders of the Company approved the alteration of the authorized issued share capital of the Company from (i) US$32,000,000 divided into 800,000,000 Ordinary Shares with a par value of US$0.04 each; to (ii) 700,000,000 Class A Ordinary Shares with a par value of $0.04 each and 100,000,000 Class B Ordinary Shares with a par value of US$0.04 each, in each case having the rights and subject to the restrictions set out in the Fifth Amended and Restated Memorandum of Association and Articles of Association of the Company and (ii) reconversion of the 1,200,000 Class A Ordinary Shares into Class B Ordinary Shares. All share amounts have been retroactively restated to reflect the alteration of the authorized issued share capital of the Company.

The holders of Class A ordinary Shares and Class B ordinary shares shall have the same rights except for voting and conversion rights. The holders of Class A ordinary shares shall have one vote in respect of each Class A ordinary share held and the holders of Class B ordinary shares shall have ten vote in respect of each Class B ordinary share held. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Sale of Class A Ordinary Shares

On September 14, 2022, the Company entered into a securities purchase agreement (the “SPA 3”) with certain institutional investors for a registered direct offering of Class A ordinary shares and warrants. Each unit consists of one Class A ordinary share and one warrant to purchase one Class A ordinary share. The purchase price per unit is $3.20. The gross proceeds from the sale of the securities, before deducting placement agent fees and other estimated offering expenses payable by the Company, was approximately $5.6 million. The Company issued to the investors an aggregate of 1,750,000 Class A ordinary shares and warrants to purchase an aggregate of 1,750,000 Class A ordinary shares. The Investor Warrants are initially exercisable at $3.20 per Class A Ordinary Share and expire 5.0 years from the date of issuance. Pursuant to a placement agent agreement entered into between the Company and FT Global Capital, Inc. (“FT Global”) dated September 24, 2021 (the “September 2021 PAA”), the Company issued to FT Global warrants (the “Tail Fee Warrants”) to purchase 43,125 Class A Ordinary Shares on substantially the same terms as the Investor Warrants sold in SPA 3, except that the Tail Fee Warrants shall not be exercisable for a period of six months and shall expire 36 months after issuance, and shall have no anti-dilution protection other than adjustments based on stock splits, stock dividends, combinations of shares and similar recapitalization transactions. The net proceeds from this offering will be used for general corporate and working capital purposes. The Offering closed on September 19, 2022.

On December 20, 2022, the Company entered into certain securities purchase agreement (the “SPA 4”) with a certain “accredited investor” (the “Purchaser”) as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell 1,200,000 Class A ordinary shares, (the “Shares”) par value $0.04 per share (the “Class A Ordinary Shares”), at a per share purchase price of $1.25 (the “Offering”). The gross proceeds to the Company from this offering was $1.5 million. The issuance and sale of the Shares is exempted from the registration requirements of the Securities Act pursuant to Regulation D promulgated thereunder and will be issued as restricted securities. The Offering closed on January 22, 2023.

On November 8, 2023, the Company entered into a certain securities purchase agreement with Vast Ocean Inc., the largest shareholder of the Company, pursuant to which the Company agreed to sell 1,120,000 Class A ordinary shares, par value $0.04 per share, at a per share purchase price of $0.25 (the “Offering”). This Offering was unanimously approved by the audit committee of the board of directors of the Company consisting only of independent directors. The gross proceeds to the Company from this Offering are $280,000, before deducting any fees or expenses. The Company plans to use the net proceeds from this Offering for working capital and general corporate purposes. The Offering closed on November 9, 2023.

On November 20, 2023, the Company entered into certain securities purchase agreement (the “SPA 6”) with Vast Ocean Inc. (the “Purchaser”), the largest shareholder of the Company, as such term is defined in Section 4(a)(2) of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell 2,000,000 Class A ordinary shares, (the “Shares”) par value $0.04 per share (the “Class A Ordinary Shares”), at a per share purchase price of $0.25 (the “Offering”). The gross proceeds to the Company from this offering was $500,000, before deducting any fees or expenses. The Company plans to use the net proceeds from this Offering for working capital and general corporate purposes. The Offering closed on November 21, 2023.

On December 28, 2022, the Company entered into certain securities purchase agreement (the “SPA7”) with a certain sophisticated investor (the “Purchaser”) as such term is defined in Rule 506(b) of Regulation D of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company agreed to sell 1,500,000 ordinary shares (the “Shares”) par value $0.04 per share, at a per share purchase price of $0.4 (the “Offering”). The gross proceeds to the Company from this Offering will be approximately $600,000. The Offering closed on January 26, 2024 upon satisfaction of all closing conditions.

Restricted Stock Grants

Restricted stock grants are measured based on the market price on the grant date. The Company has granted restricted Class A ordinary shares to the members of the board of directors (the “Board”), senior management and consultants.

In April 2022, the Company granted an aggregate of 3,000 restricted Class A ordinary shares, which were issued with a fair value of $27,360 to Ms. Lili Jiang, the Company’s CFO, pursuant to her employment contract. These shares will vest quarterly over the required service period of one year starting from April 1, 2022 to March 31, 2023.

In June 2022, the Company granted an aggregate of 2,500 restricted Class A ordinary shares, which were issued with a fair value of $13,000 to Mr. Biao Lu, the Company’s CAO, pursuant to his employment contract. These shares will vest quarterly over the required service period of one year starting from June 16, 2022 to June 15, 2023.

In August 2022, the Board granted an aggregate of 7,500 restricted Class A ordinary shares, which were issued with a fair value of $36,000 to Ms. Wei Zhang, the Company’s chairwoman and Mr. Farhan Qadir, the Company’s former CEO, pursuant to their employment contract. These shares will vest quarterly over the required service period of one year starting from August 9, 2022 to August 8, 2023. The Board approved that these shares were all vested in February 2023 when the Company’s former CEO resigned from the Company.

In February 2023, the Company granted an aggregate of 50,000 restricted Class A ordinary shares, which were issued with a fair value of $81,800 to Mr. Louis Luo, the Company’s CEO, pursuant to his employment contract. These shares will vest quarterly over the required service period of one year starting from February 14, 2023 to February 13, 2024.

In April 2023, the Company granted an aggregate of 3,000 restricted Class A ordinary shares, which were issued with a fair value of $5,490 to Ms. Lili Jiang, the Company’s CFO, pursuant to her employment contract. These shares will vest quarterly over the required service period of one year starting from April 1, 2023 to March 31, 2024.

In August 2023, the Company granted an aggregate of 5,000 restricted Class A ordinary shares, which will be issued with a fair value of $6,400 to Ms. Wei Zhang, the Company’s chairwoman, pursuant to her employment contract. These shares will vest quarterly over the required service period of one year starting from August 9, 2023 to August 8, 2024.

For the six months ended December 31, 2023 and 2022, the Company recognized approximately $48,000 and $30,000 compensation expense related to restricted stock grants, respectively.

Following is a summary of the restricted stock grants:

Restricted stock grants	Shares	Weighted Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Unvested as of June 30, 2022	4,646	$7.20	$-
Forfeited	(2,396)	$5.20	-
Granted	60,500	$2.04	-
Vested	(28,833)	$3.00	-
Unvested as of June 30, 2023	33,917	$1.69	$-
Forfeited	-	$-	-
Granted	5,000	$1.28	-
Vested	(29,000)	$1.67	-
Unvested as of December 31, 2022 (Unaudited)	9,917	$1.55	$-

Class A Ordinary Shares Issued for Compensation

In November 2022, the Board granted an aggregate of 300,000 Class A ordinary shares, which were issued with a fair value of $240,000, determined using the closing price of $0.80 on November 29, 2022, to seven employees under the 2021 Plan. These shares vested immediately upon grant.

In May 2023, the Board granted an aggregate of 197,500 Class A ordinary shares, which were issued with a fair value of $308,100, determined using the closing price of $1.56 on May 1, 2023, to a former management under the 2023 Plan. These shares vested immediately upon grant.

In May 2023, the Board granted an aggregate of 1,742,000 Class A ordinary shares, which were issued with a fair value of $2,282,020, determined using the closing price of $1.31 on May 31, 2023, to nine managements and employees under the 2023 Plan. These shares vested immediately upon grant.

For the six months ended December 31, 2023 and 2022, the Company recorded $0 and approximately $0.2 million stock compensation expense related to Class A ordinary shares grants, respectively.

Class A Ordinary Shares Issued for Services

In December 2022, the Board granted an aggregate of 1,500,000 Class A ordinary shares with a fair value of $1,065,000, determined using the closing price of $0.71 on December 19, 2022, to four service providers. The value of these shares is being amortized over the service from December 19, 2022 to December 18, 2023.

In March 2023, the Board granted an aggregate of 1,800,000 Class A ordinary shares with a fair value of $3,312,000, determined using the closing price of $1.84 on March 27, 2023, to four service providers. The value of these shares has certain vesting conditions to be performed by the service providers. The value of these shares is being amortized over the service from October 2023 to March 2024.

For the six months ended December 31, 2023 and 2022, the Company amortized approximately $2.1 million and $4,000 stock compensation expense related to services, respectively.

Class A Ordinary Shares Issued for Acquisitions

In August 2020, the Company issued 151,508 Class A ordinary shares to a third party to purchase certain machinery and equipment for stage performance and the Class A ordinary shares were valued using the closing price of the Company’s Class A ordinary shares on August 20, 2020 at $25.20 per share.

In February 2021, the Company issued 45,371 Class A ordinary shares to a third party to purchase certain copyrights to be used in the Company’s Color World platform and the Class A ordinary shares were valued using the closing price of the Company’s Class A ordinary shares on January 29, 2021, last trading day prior to the acquisition at $34.00 per share.

In March 2023, the Company issued 2,400,000 Class A ordinary shares to a third party to purchase certain copyrights to be used in the Company’s Color World platform and the Class A ordinary shares were valued at $.3.6. million using the fair value of the copyrights obtained.

In May 2023, the Company entered into a certain concert cooperation agreement (“Agreement”) by and among Rich America Inc., an Ohio corporation, (“Rich America”), Color Star DMCC and the Company. Pursuant to the Agreement, Rich America agreed to have certain music artists represented by Rich America perform at nine concert events organized by Color Star to be held between May 2023 and March 2024 (the “Concerts’) for an aggregate consideration of US$8,000,000, to be paid in 6,400,000 restricted Class A Ordinary Shares, par value $0.04 per share, of the Company (the “Shares”). The shares were valued at $1.25 per Class A ordinary shares and issued in July 2024.

In December 2023, the Company issued 24,000,000 of restricted Class A ordinary shares to a vendor in exchange for the Artist’s right, title and interests in and to 24 pieces of music works created by the vendor. The shares were valued at $0.30 per Class A ordinary shares with total consideration of $7,200,000.

Warrants

The summary of warrant activity is as follows:

	Warrants Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Life
June 30, 2022	1,853,170	$35.20	3.00
Granted	1,793,125	$3.20	4.95
Forfeited	-	$-	-
Exercised	(421,312)	$1.21
June 30, 2023	3,224,983	$16.75	3.30
Granted	-	$-	-
Forfeited	-	$-	-
Exercised	-	$-	-
December 31, 2022 (Unaudited)	3,224,983	$16.75	2.8

Note 13 – Loss per shares

The Company computes loss per share of Class A ordinary shares and Class B ordinary shares using the two-class method. The rights, including the liquidation and dividend rights, of the holders of Class A ordinary shares and Class B ordinary shares are identical.  As a result, the undistributed earnings (loss) for each year are allocated based on the contractual participation rights of the Class A ordinary shares and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed loss are allocated on a proportionate basis.

The following tables set forth the computation of basic and diluted loss per share of Class A ordinary shares and Class B ordinary shares:

	For the Six Months Ended December 31, 2023		For the Six Months Ended December 31, 2022
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares
Basic and diluted loss per share:
Numerator
Allocation of undistributed loss	$(20,089,014)	$(1,035,239)	$(12,177,212)
Denominator
Number of shares used in per share computation	23,286,243	1,200,000	150,146
Basic and diluted loss per share	$(0.86)	$(0.86)	$(81.10)

Note 14 – Commitments and contingencies

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Note 15 – Concentrations of risk

Credit Risk

The Company is exposed to credit risk from its cash in banks and advances on performance obligations.

As of December 31, 2023 and June 30, 2023, $0 was deposit with a bank located in the US or PRC subject to credit risk. In the US, the insurance coverage of each bank is USD $250,000. In PRC, the insurance coverage of each bank is RMB 500,000 (approximately $71,000).

Prepayments and advances are subject to credit evaluation. An allowance will be made for allowance on estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Vendor Concentration Risk

As of December 31, 2023 and June 30, 2023, one vendor accounted for 100% of the Company’s accounts payable.

For the six months ended December 31, 2023, two vendors accounted for 76% and 23% of the Company’s total purchases, respectively. There were no purchases for the six months ended December 31, 2022.

Customer Concentration Risk

For the six months ended December 31, 2023, no customer accounted for more than 10% of the Company’s total revenue. There was no revenue for the six months ended December 31, 2022.

Note 16 – Subsequent events

As previously disclosed, the Company entered into a certain securities purchase agreement (the “SPA7”) with a certain investor on December 28, 2023, pursuant to which the Company agreed to sell 1,500,000 Class A ordinary shares, par value $0.04 per share, at a per share purchase price of $0.40, for an aggregate purchase price of approximately $600,000. The Offering closed on January 26, 2024 upon satisfaction of all closing conditions.